Exhibit 99.1

BTQ Technologies Welcomes Radical Semiconductor Founders as Full-Time Hires to Accelerate Post-Quantum Commercialization

•	Leadership and focus: Radical Semiconductor co-founders Sean Hackett and Zach Belateche have joined BTQ full-time, with Anne Reinders continuing as Head of Cryptography. Hackett will lead silicon product, and Belateche will lead hardware security, accelerating commercialization across CASH and QCIM.
•	CASH performance and relevance: CASH is a memory centric acceleration architecture for post-quantum cryptography that delivers up to one million digital signatures per second, up to five times faster AES performance, ultra low power, and a compact footprint. It supports current and next generation standards and targets payments, Internet of Things, identity, and telecommunications.
•	QCIM integration and policy alignment: CASH is being integrated into QCIM as a crypto agile engine available as silicon IP, co-processor, and future chiplet configurations, enabling standards aligned migration to NIST FIPS 203, 204, 205, and CNSA 2.0 without disrupting customer workflows. The roadmap aligns with United States policy momentum on post-quantum cryptography and the Post Quantum Financial Infrastructure Framework, reinforcing applicability in regulated sectors including energy, payments, telecommunications, and AI enabled systems.

VANCOUVER, BC, Oct. 6, 2025 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks today, announced that Sean Hackett and Zach Belateche, co-founders of Radical Semiconductor, have joined BTQ full-time. Anne Reinders remains full-time as Head of Cryptography.

This step follows BTQ's acquisition of Radical Semiconductor assets and advances the Company's plan to bring Radical's CASH, Cryptographically Agile Secure Hardware, to market for post-quantum cryptography across devices, networks, and critical infrastructure.

What is CASH

CASH is Radical's memory centric acceleration architecture designed to meet the computational demands of post-quantum cryptography.

•	How it works: It uses processing in memory techniques to perform computation where data resides, reducing data movement and improving throughput per watt versus traditional CPU and GPU paths.
•	What it accelerates: Lattice based key establishment and signatures such as ML KEM and ML DSA, hash based signatures such as SLH DSA, and supporting primitives including SHA 3, Keccak, and KMAC.
•	Why it matters: It delivers higher performance and energy efficiency with predictable latency and a compact footprint, enabling deployment from embedded internet of things and automotive control units to hardware security modules, payment terminals, data centers, and secure network devices.
•	Standards alignment: It is built to support migration to NIST FIPS 203, 204, and 205 and complementary government guidance such as CNSA 2.0, helping customers adopt quantum-safe cryptography without disrupting existing workflows.
•	Integration paths: Available as silicon IP, a discrete co-processor, and future chiplet based configurations to fit partner and customer roadmaps.

CASH Overview and Performance

Recent performance tests of the CASH architecture reveal significant advantages over traditional solutions:

•	Up to 5x faster encryption processing (AES) compared to leading secure hardware.
•	1 million digital signatures per second, making it ideal for real-time verification and authentication.
•	Ultra-low power consumption, less than a microjoule per cryptographic operation.
•	Compact design, enabling integration into constrained environments like smart cards, IoT devices, and hardware wallets.

These characteristics make CASH well suited for payments, the internet of things, identity, and telecommunications, positioning BTQ at the forefront of securing global infrastructure against emerging quantum risks.

Transforming Legacy Security Infrastructure

CASH addresses a fundamental limitation in current hardware security: the inability to deliver high performance, physical security, and cryptographic agility simultaneously. Traditional security chips force difficult tradeoffs between speed, power efficiency, and reconfigurability, but CASH's processing-in-memory architecture changes the economics of secure hardware across critical markets:

AI & Content Security: CASH provides quantum-secure roots-of-trust for AI accelerators with minimal silicon overhead, allowing chipmakers to protect machine learning hardware without sacrificing valuable compute area. The architecture also enables on-device acceleration for digital content provenance standards - such as Adobe Content Credentials - that verify media authenticity at scale, protecting against AI-generated fake "verified" content.

Defense & Critical Infrastructure: The architecture delivers side-channel resistant cryptography for edge devices ranging from military drones to automotive control units, maintaining security even when devices fall into adversary hands. CASH's domain-oriented masking approach provides physical security without the performance penalties of traditional countermeasures.

Digital Assets & Payments: CASH forms the cryptographic core of BTQ's proposed Quantum Secure Stablecoin Network (QSSN), securing privileged functions like minting operations that protect trillions in digital value. The same architecture extends to next-generation hardware wallets, payment terminals, and identity systems, where key compromise would have catastrophic consequences

QCIM integration

CASH will be merged into BTQ's QCIM platform, Quantum Compute in Memory, as the cryptographic engine that delivers crypto agile acceleration. The integration roadmap includes delivery as synthesizable silicon IP, as a discrete co-processor, and in future chiplet based configurations, enabling partners to target leading foundry nodes while meeting requirements for throughput, latency, energy per operation, and area. By embedding CASH within QCIM, BTQ expects to offer secure elements and system components for payment, identity, and connected device markets that are faster, more power efficient, and ready for migration to quantum-safe standards without disrupting existing customer workflows.

Unlike fixed-function security processors with 4+ year design cycles, QCIM's general-purpose cryptographic acceleration architecture allows cryptography researchers and security engineers to deploy custom protocols or introduce upgrades to chips already in the field, critical as standards evolve and new quantum threats emerge. This flexibility ensures that devices deployed today can adapt to tomorrow's cryptographic requirements without hardware replacement.

By embedding CASH within QCIM, BTQ expects to offer secure elements and system components for payment, identity, and connected device markets that are faster, more power-efficient, and ready for migration to quantum-safe standards without disrupting existing customer workflows.

United States PQC Direction and Industry Frameworks

BTQ's QCIM and CASH roadmap aligns with the current direction of United States policy on post-quantum cryptography. The White House and Congress have signaled further actions to accelerate migration to quantum-safe standards across federal systems and critical infrastructure, building on existing OMB and national security guidance. In parallel, the Post Quantum Financial Infrastructure Framework, a public submission to the U.S. Securities and Exchange Commission's Crypto Assets Task Force, outlines an orderly path for financial institutions to adopt quantum-resistant cryptography with an emphasis on NIST standards and investor protection. Taken together, these policy and industry developments reinforce the practicality of QCIM and CASH as crypto agile engines for regulated environments in sectors such as energy, payments, telecommunications, and AI enabled systems."

Roles and background

Sean Hackett, Head of Silicon Product. Co-founder and former Chief Executive Officer of Radical Semiconductor with experience in productizing advanced semiconductor research into commercial cryptographic solutions for defense, blockchain, artificial intelligence, and financial technology. Bachelor of Science in Physics, Stanford University.

Zach Belateche, Head of Hardware Security. Co-founder of Radical Semiconductor and specialist in high efficiency accelerator architectures and processing in memory techniques for cryptography. Master of Science and Bachelor of Science in Electrical Engineering, Stanford University.

Anne Reinders, Head of Cryptography. Veteran of cryptographic acceleration across post-quantum and homomorphic encryption with prior roles at Intel, Cornami, and Radical Semiconductor.

Executive Commentary

Olivier Roussy Newton, CEO, BTQ Technologies:
 "Adding Sean and Zach full-time, alongside Anne's ongoing leadership, strengthens our ability to commercialize post-quantum hardware and software at speed. Their combined expertise in silicon, systems, and cryptography is exactly what customers need as they migrate to quantum-safe standards."

Zach Belateche:
"For decades, the security chip industry has been stuck choosing between performance, security, and flexibility. QCIM breaks that paradigm. The quantum threat is only becoming more pressing, and governments across the world are aligning their standards on lattice-based PQC algorithms. Whether it's protecting an AI datacenter's root-of-trust, securing a military drone that might fall into enemy hands, or enabling the next generation of quantum-safe stablecoins, we're building a cryptographic engine that doesn't compromise. I'm excited to be joining BTQ to push forward this ultra-efficient hardware acceleration to critical devices from automotive, to defense, to finance."

Sean Hackett:
"I am teaming up with BTQ because the world's digital infrastructure desperately needs to counter the security threats arising from AI, quantum computing, and blockchain. We believe widespread access to next-generation cryptography is essential, and we're working to build it into every digital product, starting at the chip level. CASH gives us the platform to do exactly that. Bringing quantum-safe, physically secure, and reconfigurable cryptography to industries that can't afford to wait for the next hardware generation."

For a deeper dive into the technical rationale and market applications, see Zach Belateche's post, "Processing in Memory and the Future of Hardware Security." The piece explains how QCIM achieves efficiency and side channel resilience, where it fits in payment, identity, and infrastructure use cases, and why flexibility is essential as standards evolve.

About BTQ

BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 06-OCT-25